                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        COMPANIA CERVECERIAS UNIDAS S.A.
     UNITED BREWERIES COMPANY, INC. (English translation of Name of Issuer)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, no par value, including
        shares of Common Stock in the form of American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   204429104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JoBeth G. Brown
                          Vice President and Secretary
                         Anheuser-Busch Companies, Inc.
                                One Busch Place
                           St. Louis, Missouri 63118
                                 (314) 577-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                FEBRUARY 5, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP NO. 204429104               13D/A                        Page 2 of 7 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         Anheuser-Busch Companies, Inc.

                                   43-1162835
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                              NONE

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                       54,300,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                         NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                       54,300,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   54,300,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D/A                        Page 3 of 7 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Anheuser-Busch International, Inc.

                                   43-1213600
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                              NONE

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                       54,300,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                         NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                       54,300,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   54,300,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D/A                        Page 4 of 7 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         Anheuser-Busch International Holdings, Inc.

                                   51-0348308
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                              NONE

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                       54,300,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                         NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                       54,300,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   54,300,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D/A                        Page 5 of 7 Pages



         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on January 8, 2001 (the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Issuer. All capitalized terms used in the Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

         (1) The second paragraph is replaced in its entirety with the following language:

         In addition to the Shares that have been purchased from Cimol, 25,305,929 Shares have been purchased in open market transactions on the Santiago Stock Exchange (including 20,700,000 in an open market auction) and American Depositary Shares representing 5,107,000 Shares have been purchased in open market transaction on the New York Stock Exchange, as described in Item 5(c).

         (2) The third paragraph is replaced in its entirety with the following language:

         The aggregate purchase price for the Shares purchased from Cimol is approximately $119,400,000. The aggregate purchase price for the Shares purchased from parties other than Cimol (including commissions) is approximately $153,900,000. All of the approximately $273,300,000 of funds used to purchase the Shares reported in this statement will come from the available resources of the Reporting Persons and from no specific borrowings.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

         (1) The fourth paragraph is replaced in its entirety with the following language:

         ABIH may from time to time convert American Depositary Shares it has purchased into the Shares represented thereby or may from time to time convert Shares into American Depositary Shares.

         (2) Item 4 is further amended by adding the following at the end thereof:

         On February 5, 2001, at a regular meeting of the Board of Directors of the Issuer and following the request of the Reporting Persons, Mr. John Koykka was appointed to the Board of the Issuer. Mr. Koykka is a director of ABII and an executive officer of each of ABII and ABIH. Mr. Koykka was appointed by the Board to fill the vacancy created by the resignation on January 24, 2001 of Mr. Felipe Lamarco Claro. Mr. Koykka will serve in replacement of Mr. Claro until the next annual ordinary shareholders meeting of the Issuer, at which time he shall seek election to the Board by a vote of the shareholders of the Issuer.

CUSIP NO. 204429104               13D/A                        Page 6 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

         (1) Subsection (a) is replaced in its entirety with the following language:

         (a) ABIH beneficially owns 54,300,645 Shares. Each of ABII and ABC beneficially own 54,300,645 Shares. The 54,300,645 Shares beneficially owned by each of ABC and ABII include all of the Shares beneficially owned by ABIH. This Statement is being filed by ABIH as the direct beneficial owner of the Shares to which this Statement relates and by each of ABC and ABII as an indirect beneficial owner of such Shares; ABII is an indirect beneficial owner of such Shares because it controls ABIH as its 100% owner and ABC is an indirect beneficial owner of such Shares because it controls ABII as its 100% owner. The 54,300,645 Shares beneficially owned by the Reporting Persons represent 17.0% of the Shares. To the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons beneficially own any Shares.

         (2) Subsection (b) is replaced in its entirety with the following language:

         (b) The Reporting Persons share the power to vote or direct the vote of all 54,300,645 Shares which they beneficially own and share the power to dispose of or direct the disposition of all 54,300,645 Shares which they beneficially own. As indicated in (a) above, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons beneficially own any Shares.

         (3) Subsection (c) is amended by adding the following to the end of the table contained therein:

      January 10, 2001**                  330,000                       $4.76               Open market purchase on
                                                                                          the New York Stock Exchange

       January 11, 2001                   500,000                       $4.98               Open market purchase on
                                                                                             the Santiago Exchange

      January 11, 2001**                  22,500                        $4.96               Open market purchase on
                                                                                          the New York Stock Exchange

      January 17, 2001**                  340,500                       $4.99               Open market purchase on
                                                                                          the New York Stock Exchange

      January 30, 2001**                 1,368,500                      $5.04               Open market purchase on
                                                                                          the New York Stock Exchange

CUSIP NO. 204429104               13D/A                        Page 7 of 7 Pages

         The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: February 6, 2001



                            ANHEUSER-BUSCH COMPANIES, INC.


                            By: /s/ John Koykka
                               -----------------------------------------
                                     Name: John Koykka
                                     Title:  Vice President, International
                                              Development


                            ANHEUSER-BUSCH INTERNATIONAL, INC.


                            By: /s/ John Koykka
                               -----------------------------------------
                                     Name: John Koykka
                                     Title:  Executive Vice President--Strategic
                                              Planning and Business Development


                            ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.


                            By: /s/ John Koykka
                               -----------------------------------------
                                     Name: John Koykka
                                     Title:  Executive Vice President--Strategic
                                              Planning and Development